Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS SECOND QUARTER 2024 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – SECOND QUARTER 2024

●	Revenue of $435.4 million increased 4.2% compared to the first quarter of 2024. Revenue decreased by 20.3% (or increased by 69.3% organically) compared to the second quarter of 2023, reflecting a $490.0 million year-on-year foreign exchange (“FX”) headwind, largely as a result of the 63.5% devaluation of the Nigerian Naira (“NGN”), partially offset by $354.7 million FX resets and escalations captured within organic growth.
●	Adjusted EBITDA of $250.8 million (57.6% Adjusted EBITDA Margin) decreased from the second quarter of 2023 by 11.9%, reflecting a $307.2 million year-on-year FX headwind largely as a result of the devaluation of the NGN
●	Loss for the period was $124.3 million of which $169.7 million relates to unrealized FX losses
●	Cash from operations was $151.6 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) was $66.9 million
●	Total Capex was $53.7 million
●	On August 7, 2024, we reduced guidance for revenue to $1,670-1,700 million, Adjusted EBITDA to $900-920 million and ALFCF guidance to $250-270 million. The reduction in guidance includes the impact from the renewal and extension of all tower contracts with MTN Nigeria. Capital expenditure (“Total Capex”) guidance of $330-370 million and net leverage ratio target of 3.0x-4.0x remain unchanged.

London, United Kingdom, August 13, 2024. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the second quarter ended June 30, 2024.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We’re reporting solid performance on Revenue, Adjusted EBITDA and ALFCF, while Capex decreased meaningfully. As of this quarter, we began putting the negative impacts of the January 2024 Naira devaluation in the rearview mirror, as we realized more of the benefits of the FX resets in our revenue contracts and saw a significant step-up in Adjusted EBITDA and Adjusted EBITDA margin from the first quarter. The reduction in Capex reflects the actions we’re taking to try to generate more cash and narrow our focus to projects that we believe will deliver the highest returns, two of the main goals of our ongoing strategic review.

Organic growth for the quarter was 69%. Groupwide, we added net 385 tenants and 1,566 lease amendments and built 207 towers, including 136 in Brazil. For the remainder of the year, we expect strong performance in our KPIs as the underlying trends driving our business remain healthy, and the higher Adjusted EBITDA margin continues after the dip of 1Q24 margins emanating from the January 2024 devaluation in Nigeria.

During the quarter, the average FX rate for the U.S. dollar to the Naira was 1,392. This, compared to an average of 1,316 in 1Q24, shows a reasonable slowdown in the rate of devaluation, and equates to a $15 million headwind quarter-on-quarter. Whereas, when compared to the average rate for the U.S. dollar to the Naira of 508 a year ago, it equates to a $478 million headwind, albeit offset by $319 million from FX resets. As the Nigeria FX market gradually stabilizes, we continue to see USD availability and more favorable conditions to source and upstream U.S. dollars to Group.

We’ve made progress on outstanding commercial and governance matters. On the commercial front, in May, we extended our contract with MTN South Africa by an additional two years, through 2034, covering nearly 5,700 towers, and reached an agreement to unwind our power managed services covering approximately 7,000 towers. In June, we renewed contracts with MTN Rwanda through April 2034, covering approximately 1,300 towers. We’re equally delighted to have reached final resolution with MTN Nigeria. In August, we renewed and extended all our tower contracts with them in Nigeria through 2032, covering nearly 13,500 tenancies and approximately 23,800 lease amendments, including 1,430 of the approximately 2,500 tenancies that were due to expire in 2024 and 2025, but will now remain with IHS Nigeria. The renewal provides what we believe is a more sustainable split between local and foreign currency and introduces a new diesel-linked component. This marks a significant milestone for IHS Towers, as we have now completed the renewal of approximately 26,000 tenancies and approximately 26,000 lease amendments with MTN across all our African markets through the next decade. The renewal also reaffirms our deepened relationship with MTN, and our commitment to work together to mitigate the impacts of global macro conditions and broaden mobile connectivity through our critical infrastructure. We have revised our 2024 guidance to reflect the impact of the new financial terms in the renewed contracts with MTN Nigeria; however, our FX assumptions remain unchanged.

In terms of governance, during our Annual General Meeting held in June, the proposals put forward to vote on, including to amend the Company’s articles of association, were approved by our shareholders. The voting results mark a significant achievement for IHS, better aligning our governance framework with that of mature U.S. listed companies.

Lastly, regarding our strategic review, we have begun to deliver on the goal of increasing operating profitability and substantially reducing our Capex to increase cash flow generation, which is reflected in our 2Q24 results and in our 2024 guidance, including the notable step-up in Adjusted EBITDA margin for the remainder of the year. In terms of assets review, we continue to examine our portfolio of markets with a focus on raising proceeds with a target of $500 million to $1 billion. Finally, regarding capital allocation, we continue to expect that proceeds from those initiatives will be used primarily to pay down our debt; however, we will also consider deploying excess proceeds through share buybacks and / or introducing a dividend policy. To be clear, these initial targets do not rule out further initiatives to continue increasing shareholder value, which we continue to assess in parallel.”

RESULTS FOR THE SECOND QUARTER 2024

The table below sets forth select unaudited financial results for the quarters ended June 30, 2024, and June 30, 2023:

	Three months ended
	June 30,	June 30,		Y on Y
	2024	2023		Growth
	$’000	$’000%

Revenue	435,377	546,204		(20.3)
Adjusted EBITDA(1)	250,848	284,707	*	(11.9)
Loss for the period	(124,314)	(1,270,326)	*	90.2
Cash from operations	151,596	259,097	*	(41.5)
ALFCF(1)	66,857	73,955	*	(9.6)

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
*	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

Impact of Nigerian Naira devaluation

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian FX market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which FX transactions would be determined by market forces and which was subsequently renamed NAFEM (Nigeria Autonomous Foreign Exchange Market) in October 2023. The Group uses the USD/NGN rate published by Bloomberg for Group reporting purposes.

As a result, the Naira devalued 37.3% between the period immediately prior to the announcement and the month end rate as of June 30, 2023, from ₦472.3 to $1.00 as of June 14, 2023, to ₦752.7 to $1.00 as of June 30, 2023. The Naira continued to devalue by a further 17.4% in the second half of 2023 and closed at a rate of ₦911.7 to $1.00 as of December 31, 2023. In January 2024, there was a further significant devaluation of 37.4% in the Naira to ₦1,455.6 to $1.00 as of January 31, 2024, and the Naira closed at a rate of ₦1,393.5 to $1.00 as of March 31, 2024.

During the second quarter of 2024, the Naira devaluation was lower compared to the previous quarter and closed at a rate of ₦1,514.3 to $1.00 as of June 30, 2024, depreciating by 8.0% from March 31, 2024. Due to the Naira devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $478.1 million and $300.3 million, respectively, in the second quarter of 2024, based on an average rate used of ₦1,391.8 to $1.00 when compared to the average rate of ₦508.0 to $1.00 used in the second quarter of 2023. At the same time, there were contract resets of $319.4 million that partially offset the negative FX impact on Revenue and fully offset the negative FX impact on segment Adjusted EBITDA. In addition, the Naira devaluation resulted in an impact on finance costs, specifically related to unrealized FX losses on financing of $178.5 million in our Nigeria segment in the second quarter of 2024. This is due to the USD denominated internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of June 30, 2024, resulting in an increase in unrealized loss on FX.

Results for the three months ended June 30, 2024 versus 2023

During the second quarter of 2024, revenue was $435.4 million compared to $546.2 million for the second quarter of 2023, a decrease of $110.8 million, or 20.3%. Organic revenue(1) increased by $378.6 million, or 69.3%, driven primarily by FX resets and escalations. The increase in organic growth was more than offset by the non-core impact of negative movements in FX rates of $490.0 million, or 89.7%, of which $478.1 million was due to the devaluation of the NGN.

Adjusted EBITDA was $250.8 million for the second quarter of 2024, compared to $284.7 million for the second quarter of 2023. Adjusted EBITDA margin for the second quarter of 2024 was 57.6% (second quarter of 2023: 52.1%). The decrease in Adjusted EBITDA reflects the decrease in revenue discussed above, partially offset by a decrease in cost of sales. The reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs, security services costs, power generation costs, site regulatory permit costs and staff costs of $20.6 million, $11.2 million, $8.0 million, $3.2 million and $2.4 million respectively. The $18.8 million reduction in other cost of sales primarily relates to the FX losses on goods in transit in Nigeria during the second quarter of 2023.

Loss for the period was $124.3 million for the second quarter of 2024, compared to a loss of $1,270.3 million for the second quarter of 2023. The reduced loss for the period is primarily due to a significant decrease in finance costs of $1,089.9 million due to the Naira devaluation discussed above and the Naira devaluation being relatively lower during the second quarter of 2024, compared to the second quarter of 2023, and an increase in finance income due to unrealized net FX gains from derivative instruments of $30.6 million. These are coupled with the decrease in revenue discussed above, partially offset by decreases in cost of sales and administrative expenses of $90.4 million and $17.0 million, respectively.

Cash from operations and ALFCF for the second quarter of 2024 were $151.6 million and $66.9 million, respectively, compared to $259.1 million and $74.0 million, respectively, for the second quarter of 2023. The decrease in cash from operations reflects a decrease in operating income and working capital of $38.6 million and $68.9 million, respectively. The decrease in ALFCF was primarily due to the decreases in cash from operations discussed above and an increase in net interest paid of $9.4 million, partially offset by the net movement in working capital discussed above and decreases in maintenance capital expenditure, income taxes paid, lease payments made and revenue withholding tax of $31.3 million, $4.1 million, $3.9 million and $2.9 million, respectively.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue and additional information.

Segment results

Revenue and Adjusted EBITDA by segment:

Revenue and segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Adjusted EBITDA
	Three months ended			Three months ended
	June 30,	June 30,		June 30,	June 30,
	2024	2023	Change	2024	2023		Change
	$'000	$'000%		$'000	$'000%

Nigeria	269,572	364,592	(26.1)	171,391	219,445	*	(21.9)
SSA	108,215	123,393	(12.3)	76,456	62,933		21.5
Latam	46,464	48,344	(3.9)	33,279	35,330		(5.8)
MENA	11,126	9,875	12.7	6,167	5,384		14.5
Unallocated corporate expenses(a)	—	—	—	(36,445)	(38,385)		5.1
Total	435,377	546,204	(20.3)	250,848	284,707	*	(11.9)

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

(a) Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Revenue for our Nigeria segment decreased by $95.0 million, or 26.1%, to $269.6 million for the second quarter of 2024, compared to $364.6 million for the second quarter of 2023. Organic revenue increased by $383.1 million, or 105.1%, driven primarily by FX resets and diesel prices. The decrease in revenue was primarily driven by the non-core impact of negative movements in FX rates of $478.1 million, or 131.1%. Year-on-year, within our Nigeria segment, Tenants increased by 398, including 578 from Colocation and 114 from New Sites, partially offset by 294 Churned, while Lease Amendments increased by 2,211.

Segment Adjusted EBITDA was $171.4 million for the second quarter of 2024, compared to $219.4 million for the second quarter of 2023, a decrease of $48.1 million, or 21.9%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales. This reduction in cost of sales was driven by a decrease in tower repairs and maintenance costs of $9.7 million primarily due to the Naira devaluation discussed above. It was also driven by a decrease in security services costs, regulatory permits costs and staff costs of $3.0 million, $3.0 million and $2.4 million, respectively, solely due to the Naira devaluation discussed above, even though the underlying local costs increased during the period. The $18.1 million reduction in other cost of sales primarily relates to the FX losses on goods in transit in Nigeria during the second quarter of 2023.

SSA

IHS recently concluded the agreements with MTN South Africa to unwind the power managed services agreement and to amend the existing Master Lease Agreement with a revised fee structure, extended by two years through to 2034. The unwind agreement is effective from October 1, 2023. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers.

Revenue for our SSA segment decreased by $15.2 million, or 12.3%, to $108.2 million for the second quarter of 2024, compared to $123.4 million for the second quarter of 2023. The decrease was driven by an organic revenue decrease of $5.8 million, or 4.7%, and by the non-core impact of negative movements in FX rates of $9.4 million, or 7.6%. The unwind agreement discussed above has resulted in a one-off reduction of $14.5 million to both gross revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023, to March 31, 2024. It also resulted in an ongoing reduction in gross revenue and costs of sales which was $8.2 million for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Additionally, continuing power pass through activities in South Africa are no longer recognized on a gross basis. Year-on-

year, within our SSA segment, Tenants increased by 738, including 487 from Colocation, 199 from New Sites and 52 from the reintegration of previously lost tenancies more than offsetting Churn, while Lease Amendments increased by 2,106.

Segment Adjusted EBITDA was $76.5 million for the second quarter of 2024, compared to $62.9 million for the second quarter of 2023, an increase of $13.5 million, or 21.5%. The increase in segment Adjusted EBITDA primarily reflects a decrease in cost of sales of $27.4 million driven by a decrease in tower repairs and maintenance costs, security services costs and power generation costs of $11.3 million, $8.2 million and $7.7 million, respectively, primarily due to the unwind agreement discussed above. This was partially offset by the decrease in revenue discussed above. None of the updates to gross revenue and cost of sales discussed above have a net impact on segment Adjusted EBITDA.

Latam

Revenue for our Latam segment decreased by $1.9 million, or 3.9%, to $46.5 million for the second quarter of 2024, compared to $48.3 million for the second quarter of 2023. The decrease in revenue was driven by the non-core impact of negative movements in FX rates of $2.5 million, or 5.1%, partially offset by organic revenue growth of $0.7 million, or 1.5%, which grew despite a $5.3 million reduction in revenue from our customer Oi S.A. in Brazil as a result of their judicial recovery proceedings. Year-on-year, within our Latam segment, Tenants increased by 661, including 927 from New Sites and 215 from Colocation, partially offset by 424 Churned and 57 in net divestiture, primarily due to the disposal of Peru, while Lease Amendments increased by 127.

Segment Adjusted EBITDA was $33.3 million for the second quarter of 2024, compared to $35.3 million for the second quarter of 2023, a decrease of $2.1 million, or 5.8%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, and an increase in power generation costs and tower repair and maintenance costs of $1.2 million and $0.4 million, respectively, partially offset by a decrease in site rental costs of $1.5 million.

MENA

Revenue for our MENA segment increased by $1.3 million, or 12.7%, to $11.1 million for the second quarter of 2024, compared to $9.9 million for the second quarter of 2023. Organic revenue increased by $0.6 million, or 6.4%, driven primarily by New Sites and escalations and grew inorganically in the period by $0.6 million, or 6.4%, driven primarily by the sixth stage of the Kuwait Acquisition. Year-on-year, within our MENA segment, Tenants increased by 138, including 109 from Tenant Acquisition and 36 from New Sites, partially offset by 7 Churned, while Lease Amendments increased by 14.

Segment Adjusted EBITDA was $6.2 million for the second quarter of 2024, compared to $5.4 million for the second quarter of 2023, an increase of $0.8 million, or 14.5%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above.

INVESTING ACTIVITIES

During the second quarter of 2024, capital expenditure (“Total Capex”) was $53.7 million, compared to $201.9 million for the second quarter of 2023. The decrease is driven by lower capital expenditure across all our segments with Nigeria, SSA, Latam and MENA reduced by $106.2 million, $18.8 million, $20.8 million and $1.7 million, respectively.

The decrease in Nigeria was primarily driven by decreases of $41.0 million related to Project Green, $27.0 million related to maintenance capital expenditure, $20.5 million from augmentation capital expenditure and $14.5 million for fiber business capital expenditure. The decrease in SSA was primarily driven by decreases of $6.6 million in refurbishment capital expenditure, $5.6 million related to New Sites capital expenditure, $5.4 million in corporate capital expenditure and $2.5 million in maintenance capital expenditure. The decrease in Latam was primarily driven by decreases of $8.4 million related to New Sites capital expenditure, $7.5 million for fiber business capital expenditure, $2.6 million relating to purchase of land for new or existing sites and $1.8 million in corporate capital expenditure. The decrease in MENA was primarily driven by decreases of $0.8 million related to New Sites capital expenditure, $0.6 million in other capital expenditure, and $0.2 million in maintenance capital expenditure.

The total capital expenditure incurred on Project Green from commencement until June 30, 2024, was $205.7 million, of which $0.1 million related to expenditure incurred in the second quarter of 2024.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of key facilities we have entered into, repaid or amended during the second quarter of 2024. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2024.

IHS Holding (2022) Bullet Term Loan Facility

In April 2024, $60.0 million in available commitments were drawn down under the IHS Holding (2022) Bullet Term Loan Facility.

As of June 30, 2024, $430.0 million of this facility was drawn down. The majority of the drawn proceeds have been applied towards the prepayment of the IHS Holding (2021) Bridge Facility, the U.S. dollar tranche of the Nigeria (2019) Term Loan and general corporate purposes.

CIV (2023) Term Loan

In June 2024, €31.9 million (approximately $34.2 million) and XOF 4,042.3 million (approximately $6.6 million) was drawn down under the CIV (2023) Term Loan and the proceeds were applied towards general corporate purposes.

As of June 30, 2024, an aggregate amount of €88.0 million (approximately $94.3 million) and XOF 11,151.3 million (approximately $18.2 million) has been drawn down under this facility.

IHS Brasil - Cessão de Infraestruturas S.A. 2024 Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 300.0 million (approximately $53.6 million), in June 2024 (as amended and/or restated from time to time, the “IHS 2024 Brasil Debentures”). The IHS 2024 Brasil Debentures amortize, starting from July 2026, semi-annually until maturity in July 2032.

The IHS 2024 Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS 2024 Brasil Debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited. The IHS 2024 Brasil Debentures have an interest rate of CDI plus 2.80% (both assuming a 252-day calculation basis) and will mature in July 2032.

The proceeds of the IHS 2024 Brasil Debentures were applied towards general corporate purposes including working capital purposes.

I-Systems Debentures

I-Systems issued debentures for BRL 160.0 million (approximately $28.6 million) in June 2024 (as amended and/or restated from time to time, the “I-Systems Debentures”). The I-Systems Debentures amortize, starting from November 2026, semi-annually until maturity in May 2032.

The I-Systems Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The I-Systems Debentures are secured by a pledge over the bank account where the companies’ receivables are deposited. The I-Systems Debentures have an interest rate of CDI plus 2.10% and will mature in May 2032.

The proceeds from the issuance of the I-Systems Debentures were applied towards, inter alia, general corporate and working capital purposes.

Letter of Credit Facilities

As of June 30, 2024, IHS Nigeria Limited has utilized $2.2 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of June 30, 2024, INT Towers Limited has utilized $5.3 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of June 30, 2024, Global Independent Connect Limited has utilized $0.2 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 15.25% to 15.28%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of key facilities we have entered into, repaid or amended after the second quarter of 2024 up to August 9, 2024.

Nigeria (2023) Term Loan and Nigeria (2023) Revolving Credit Facility

The annual floating interest rates on the Nigeria (2023) Revolving Credit Facility and the Nigeria (2023) Revolving Credit Facility were subject to a cap of 24%, which was amended to 27% for both facilities in August 2024.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally in April 2020 (as amended and/or restated from time to time) with a total commitment of KWD 26.0 million (approximately $84.8 million). As of August 9, 2024, an aggregate amount of KWD 21.8 million (approximately $71.0 million) has been drawn down under this facility. In August 2024, the availability period on the remaining undrawn portion of the IHS Kuwait Facility has ended.

OTHER ACTIVITIES AFTER REPORTING PERIOD

MTN Nigeria revenue contract

On August 7, 2024, the Group entered into an agreement with MTN Nigeria to renew and extend all the Nigerian tower Master Lease Agreements until December 2032, covering approximately 13,500 tenancies. This includes 1,430 of approximately 2,500 MTN Nigeria tenancies that were due to expire at the end of 2024 and in 2025.

The renewed contracts include new financial components in both local and foreign currency, which escalate based on the respective CPI, and a new diesel-linked component.

Full Year 2024 Outlook Guidance

The following full year 2024 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of August 13, 2024. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s revised outlook includes the impact from the renewal and extension of all tower contracts with MTN Nigeria.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 48% (at the mid-point)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2024, through December 31, 2024, for key currencies: (a) 1,610 Nigerian Naira; (b) 5.00 Brazilian Real (c) 0.90 Euros (d) 19.00 South African Rand
●	Project Green capex of approximately $10.0 million
●	Build-to-suit of ~850 sites of which ~600 sites in Brazil
●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range
Revenue	$1,670M-1,700M
Adjusted EBITDA (1)	$900M-920M
Adjusted Levered Free Cash Flow (1)	$250M-270M
Total Capex	$330M-370M

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and ALFCF to (loss)/income and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

Conference Call

IHS Towers will host a conference call on August 13, 2024, at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call ID is 9900919.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	Goldman Sachs EMEA Credit and Levered Finance (London) – September 3, 2024
●	Barclays Telco-Media Forum (Virtual) – September 4, 2024
●	Citi Global TMT Conference (New York) – September 5, 2024
●	J.P. Morgan Emerging Markets Credit Conference (London) – September 17, 2024
●	RBC Global Communications Infra Conference (Chicago) – September 24, 2024

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towercos solely focused on emerging markets. The Company has over 40,000 towers across its 10 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

For more information about the Company and our financial and operating results, please also refer to the 2Q24 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors

Cautionary statement regarding forward-looking statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2024, industry and business trends, business strategy, plans (including productivity enhancements and cost reductions, and our ability to refinance or meet our debt obligations), market growth, position and our objectives for future operations, including our ability to maintain relationships with customers and continue to renew customer lease agreements or the potential benefit of the terms of such renewals or our ability to grow our business through acquisitions, the impact (illustrative or otherwise) of the new agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the devaluation of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our strategic review, our objectives for future operations and our participation in upcoming presentations and events.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars, and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;

●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$’000	$’000	$’000	$’000

Revenue	435,377	546,204	853,121	1,148,732
Cost of sales	(206,710)	(297,096)	(461,000)	(603,784)
Administrative expenses	(83,763)	(100,721)	(250,459)	(198,003)
Net reversal of loss/(net loss allowance) on trade receivables	2,381	(954)	(2,179)	(4,514)
Other income	883	161	1,593	336
Operating income	148,168	147,594	141,076	342,767
Finance income	43,010	8,373	24,376	13,160
Finance costs	(279,156)	(1,369,052)	(1,812,744)	(1,546,019)
Loss before income tax	(87,978)	(1,213,085)	(1,647,292)	(1,190,092)
Income tax expense	(36,336)	(57,241)	(34,272)	(72,459)
Loss for the period	(124,314)	(1,270,326)	(1,681,564)	(1,262,551)

Loss attributable to:
Owners of the Company	(121,069)	(1,266,772)	(1,674,397)	(1,256,191)
Non‑controlling interests	(3,245)	(3,554)	(7,167)	(6,360)
Loss for the period	(124,314)	(1,270,326)	(1,681,564)	(1,262,551)

Loss per share - basic	(0.36)	(3.79)	(5.03)	(3.77)
Loss per share - diluted	(0.36)	(3.79)	(5.03)	(3.77)

Other comprehensive (loss)/income:
Items that may be reclassified to income or loss
Fair value (loss)/gain through other comprehensive income	(2)	7	(1)	7
Exchange differences on translation of foreign operations	(6,994)	585,257	1,036,525	629,449
Other comprehensive (loss)/income for the period, net of taxes	(6,996)	585,264	1,036,524	629,456

Total comprehensive loss for the period	(131,310)	(685,062)	(645,040)	(633,095)

Total comprehensive loss attributable to:
Owners of the Company	(107,091)	(691,914)	(610,226)	(642,343)
Non‑controlling interests	(24,219)	6,852	(34,814)	9,248
Total comprehensive loss for the period	(131,310)	(685,062)	(645,040)	(633,095)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2024, AND DECEMBER 31, 2023

	June 30,	December 31,
	2024	2023
	$’000	$’000
Non‑current assets
Property, plant and equipment	1,423,021	1,740,235
Right of use assets	795,000	886,909
Goodwill	442,542	619,298
Other intangible assets	804,643	933,030
Fair value through other comprehensive income financial assets	6	13
Deferred income tax assets	60,938	63,786
Derivative financial instrument assets	12,140	1,540
Trade and other receivables	119,552	147,292
	3,657,842	4,392,103
Current assets
Inventories	33,559	40,589
Income tax receivable	3,012	3,755
Derivative financial instrument assets	402	565
Trade and other receivables	399,627	607,835
Cash and cash equivalents	445,713	293,823
Assets held for sale	—	26,040
	882,313	972,607
TOTAL ASSETS	4,540,155	5,364,710

Non‑current liabilities
Trade and other payables	5,351	4,629
Borrowings	3,421,861	3,056,696
Lease liabilities	492,698	510,838
Provisions for other liabilities and charges	81,011	86,131
Deferred income tax liabilities	120,984	137,106
	4,121,905	3,795,400
Current liabilities
Trade and other payables	386,364	532,627
Provisions for other liabilities and charges	172	277
Derivative financial instrument liabilities	12,946	68,133
Income tax payable	60,507	75,612
Borrowings	157,814	454,151
Lease liabilities	90,060	91,156
	707,863	1,221,956
TOTAL LIABILITIES	4,829,768	5,017,356

Stated capital	5,399,205	5,394,812
Accumulated losses	(6,967,791)	(5,293,394)
Other reserves	1,076,281	8,430
Equity attributable to owners of the Company	(492,305)	109,848
Non‑controlling interest	202,692	237,506
TOTAL EQUITY	(289,613)	347,354
TOTAL LIABILITIES AND EQUITY	4,540,155	5,364,710

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Options converted to shares	89,432	—	(89,432)	—	—	—
Share‑based payment expense	—	—	6,618	6,618	—	6,618
Other reclassifications related to share-based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the company	89,432	867	(84,240)	6,059	—	6,059
Loss for the period*	—	(1,256,191)	—	(1,256,191)	(6,360)	(1,262,551)
Other comprehensive income*	—	—	613,848	613,848	15,608	629,456
Total comprehensive (loss)/income*	—	(1,256,191)	613,848	(642,343)	9,248	(633,095)
Balance at June 30, 2023*	5,401,385	(4,572,976)	(331,663)	496,746	236,448	733,194

Balance at January 1, 2024	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Options converted to shares	4,393	—	(4,393)	—	—	—
Share‑based payment expense	—	—	8,073	8,073	—	8,073
Total transactions with owners of the company	4,393	—	3,680	8,073	—	8,073
Loss for the period	—	(1,674,397)	—	(1,674,397)	(7,167)	(1,681,564)
Other comprehensive income/(loss)	—	—	1,064,171	1,064,171	(27,647)	1,036,524
Total comprehensive (loss)/income	—	(1,674,397)	1,064,171	(610,226)	(34,814)	(645,040)
Balance at June 30, 2024	5,399,205	(6,967,791)	1,076,281	(492,305)	202,692	(289,613)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	151,596	259,097	244,580	511,119
Income taxes paid	(15,374)	(19,514)	(28,516)	(33,957)
Payment for rent	(1,517)	(658)	(5,509)	(2,943)
Payment for tower and tower equipment decommissioning	(20)	(317)	(25)	(321)
Net cash generated from operating activities	134,685	238,608	210,530	473,898

Cash flow from investing activities
Purchase of property, plant and equipment	(60,503)	(158,150)	(121,534)	(263,567)
Payment in advance for property, plant and equipment	(1,508)	(34,346)	(5,851)	(70,148)
Purchase of software and licenses	(1,086)	(8,924)	(2,729)	(16,176)
Net proceeds from sale of subsidiary	4,073	—	4,073	—
Proceeds from disposal of property, plant and equipment	1,149	399	2,037	960
Insurance claims received	30	134	40	278
Interest income received	3,853	5,079	7,834	11,577
Deposit of short-term deposits	(6,358)	(65,055)	(36,513)	(128,765)
Refund of short-term deposits	1,923	3,994	204,680	20,723
Net cash (used in)/generated from investing activities	(58,427)	(256,869)	52,037	(445,118)

Cash flows from financing activities
Bank loans and bond proceeds received (net of transaction costs)	231,208	290,083	611,591	658,179
Bank loans and bonds repaid	(78,146)	(153,505)	(406,825)	(417,850)
Fees on loans and derivative instruments	(3,999)	(2,163)	(7,254)	(8,671)
Interest paid	(84,630)	(76,442)	(165,964)	(144,945)
Payment for the principal of lease liabilities	(15,468)	(24,523)	(32,534)	(44,745)
Interest paid for lease liabilities	(17,488)	(13,174)	(30,697)	(25,294)
Net gain/(loss) settled on derivative instruments	221	472	(19,927)	472
Net cash generated from/(used in) financing activities	31,698	20,748	(51,610)	17,146

Net increase in cash and cash equivalents	107,956	2,487	210,957	45,926
Cash and cash equivalents at beginning of period	333,203	515,589	293,823	514,078
Effect of movements in exchange rates on cash	4,554	(85,028)	(59,067)	(126,956)
Cash and cash equivalents at end of period	445,713	433,048	445,713	433,048

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider these as an alternative to income/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows. Starting in the third quarter 2023, we replaced Recurring Levered Free Cash Flow (“RLFCF”) with ALFCF. As a result, we have re-presented the June 30, 2023, measure to be on a consistent basis with the ALFCF presented for June 30, 2024. Unlike RLFCF, ALFCF only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS. ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

Reconciliation from loss for the period to Adjusted EBITDA and Adjusted EBITDA Margin

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measures, which are loss and loss margin, respectively, for the three and six months ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$'000	$'000	$'000	$'000

Loss for the period	(124,314)	(1,270,326)	(1,681,564)	(1,262,551)
Divided by total Revenue	435,377	546,204	853,121	1,148,732
Loss margin for the period	(28.6)%	(232.6)%	(197.1)%	(109.9)%
Adjustments:
Income tax expense	36,336	57,241	34,272	72,459
Finance costs(a)	279,156	1,369,052	1,812,744	1,546,019
Finance income(a)	(43,010)	(8,373)	(24,376)	(13,160)
Depreciation and amortization	87,166	116,494	174,732	235,450
Impairment of withholding tax receivables(b)	2,756	13,349	10,972	24,604
Impairment of goodwill	—	—	87,894	—
Business combination transaction costs	148	27	380	1,486
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	5,767	935	8,827	5,081
Net (gain)/loss on disposal of property, plant and equipment	(1,919)	168	(2,292)	(566)
Share-based payment expense(d)	4,885	3,628	8,066	6,917
Insurance claims(e)	(30)	(133)	(40)	(278)
Other costs(f)	3,907	2,673	6,392	4,848
Other income	—	(28)	—	(58)
Adjusted EBITDA	250,848	284,707	436,007	620,251
Divided by total Revenue	435,377	546,204	853,121	1,148,732
Adjusted EBITDA Margin	57.6%	52.1%	51.1%	54.0%

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net FX losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net FX gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Represents expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended June 30, 2024, included costs related to strategic review and one-off consulting fees related to corporate structures and operating systems of $2.5 million and costs related to internal reorganization of $1.3 million. Other costs for the three months ended June 30, 2023, included one-off consulting fees related to corporate structures and operating systems of $1.2 million and other one-off consulting services of $1.0 million. Other costs for the six months ended June 30, 2024, included costs related to strategic review and one-off consulting fees related to corporate structures and operating systems of $4.5 million and costs related to internal reorganization of $1.8 million. Other costs for the six months ended June 30, 2023, included one-off consulting fees related to corporate structures and operating systems of $2.8 million, other one-off consulting services of $1.0 million, aborted business combination transaction costs of $0.6 million and one-off professional fees relating to financing of $0.2 million.

Reconciliation from cash from operations to ALFCF

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three and six months June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$'000	$'000	$'000	$'000

Cash from operations	151,596	259,097	244,580	511,119
Adjustments:
Net movement in working capital	95,203	26,316	191,823	112,499
Income taxes paid	(15,374)	(19,514)	(28,516)	(33,957)
Withholding tax(a)	(30,631)	(33,497)	(44,104)	(66,929)
Lease and rent payments made	(34,473)	(38,355)	(68,740)	(72,982)
Net interest paid(b)	(80,777)	(71,363)	(158,130)	(133,368)
Business combination transaction costs	619	1,887	1,669	4,107
Other costs(c)	784	1,709	1,476	4,779
Maintenance capital expenditure(d)	(19,983)	(51,261)	(29,749)	(95,019)
Corporate capital expenditure(e)	(107)	(1,064)	(341)	(1,554)
ALFCF	66,857	73,955	109,968	228,695

Non-controlling interest	(1,023)	(1,494)	(3,722)	(4,561)
ALFCF excluding non-controlling interest	65,834	72,461	106,246	224,134

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three and six months ended June 30, 2024, primarily relate to one-off consulting and professional fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.